Exhibit 99.1

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB T: +61 2 9299 9690 F: +61 2 9299 9629 Suite 4 Level 9 341 George Street Sydney, NSW 2000 Australia

ASX Release:

DIRECTOR NOT STANDING FOR RE-ELECTION AT THE AGM

SYDNEY, October 8 – MOKO Social Media Limited (NASDAQ; MOKO, ASX: MKB) advises that Mr Peter Yates has notified the Company that he will not be standing for re-election as a Director of the Company at the upcoming Annual General Meeting (AGM), to be held on 17 November 2014.

Mr Yates will retire as a Director by rotation at the AGM in accordance with Clause 13.2 of the Company’s constitution and, although being eligible, has decided not to offer himself for re-election. Mr Yates joined the board in October 2008 and served as a Non-Executive Director for over six years.

During his term the Company has achieved a number of strategic milestones including the prepositioning of the Company in the North American market focusing on mobile advertising, as well as the successful listing of the Company on the NASDAQ exchange.

The Chairman, Mr Greg McCann, expressed his deep gratitude to Mr Yates for his significant contribution and support of the Company as one of its major shareholders. The Directors thank Peter for his invaluable contribution during the time of his directorship and wish him all the best for his future endeavours.

Mr Yates said he has thoroughly enjoyed being part of an evolving and exciting business and wishes the Company every success as it now rolls out its mobile apps across the United States. “With an increasing number of other commitments, as well as the demands of MOKO as a dual listed company, I feel the time is right for me to step down and pave the way for some new faces on the board.”

The Company is currently seeking a replacement for Mr Yates.

For further information, please contact, Rudi Michelson from Monsoon Communications on

+61 3 9620 3333.

 ENDS.

About MOKO SOCIAL MEDIA Limited

MOKO identifies large user groups around common interests and provides them with tailored mobile applications with information relevant to that common interest. These are developed entirely by MOKO and then distributed at no charge to these groups and their members, in return for exclusive access and advertising rights.

MOKO’s flagship mobile app is REC*IT: an application that is launching to more than 800 colleges and universities across the US in the latter part of 2014 that provides information about campus sports and recreational activities. Whether students are spectators or participants of campus sports, clubs and societies, this app provides the specific information they need, together with social functionality such as team chat.

In May 2014 MOKO launched Bluenationreview.com (BNR), which has grown to become one of the most visited active political groups on Facebook in the US. A new non-partisan user-generated political App called VOYCIT will also soon be launched. In December 2014 MOKO will also launch a specialist running community app called RunHaven. RunHaven.com is for US recreational runners with event, training, dietary and other runner-relevant information.

MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB)

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.